FILE 82-4297

Re Rule 12 g3-2(b) submission by KCI Konecranes Plc


08000554

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Attention: Division of International Corporate Finance

SUPPL

January 30, 2008

Ladies and Gentlemen:

I refer to the above-referenced exemption pursuant to Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Act"), granted previously to Konecranes Plc. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, copies of the Stock Exchange Releases published by the Company on January 22 and 24, 2008.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

PROCESSED
FEB 0 8 2008
THOMSON
FINANCIAL

Very truly yours,

KONECRANES PLC



Paul Lönnfors
IR Manager



Konecranes Plc P.O. Box 661 (Koneenkatu 8) FI-05801 Hyvinkää, Finland Tel +358 20 427 11 Fax +358 20 427 2099
Business ID 0942718-2 VAT Reg No. FI09427182 Domicile Hyvinkää, Finland www.konecranes.com

KONECRANES PUBLISHES A SUMMARY OF YEAR 2007 RELEASES

Konecranes Plc has published a summary of the company's stock exchange releases published during year 2007. The summary is available on Konecranes web site at www.konecranes.com > Media > Releases.

Since the releases apply to events in 2007, some of the information contained in them may be outdated.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).
www.konecranes.com

KONECRANES PLC



Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

RECEIVED
FEB -5 A 6:13

KONECRANES PUBLISHES ITS 2007 FINANCIAL STATEMENTS ON FEBRUARY 8, 2008 AT 10.00 A.M.

Konecranes will publish its 2007 Financial Statements on Friday, February 8, 2008 at 10.00 a.m. Finnish time. The report will be available on the company's website at www.konecranes.com after publishing.

An analyst and press conference will be held at the Konecranes offices (address Eteläesplanadi 22 B, inner court, 2nd floor) at 12.00 noon. Finnish time. Please confirm your attendance by Monday, February 4, 2008 to katja.hurskainen@konecranes.com.

A live webcast of the conference with the possibility to ask questions will begin at 12.00 noon at www.konecranes.com.

Konecranes is a world-leading group of Lifting Businesses™, serving a broad range of customers, including manufacturing and process industries, shipyards, ports and terminals. Konecranes provides productivity-enhancing lifting solutions as well as services for lifting equipment and machine tools of all makes. In 2006, Group sales totaled EUR 1483 million. The Group has 8,000 employees, at more than 370 locations in 43 countries. Konecranes is listed on the OMX Helsinki Stock Exchange (symbol: KCR1V).
www.konecranes.com

KONECRANES PLC



Paul Lönnfors
IR Manager

FURTHER INFORMATION
Mr Paul Lönnfors, IR Manager, tel. +358 20 427 2050

DISTRIBUTION
OMX Nordic Exchange Helsinki
Media

END